Exhibit 99.1

Press Release	July 10, 2015

Cnova — Strong Growth of 2nd Quarter 2015 Activity

Amsterdam - July 10, 2015; 22:01 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) today announced gross merchandise value (GMV), net sales and other data for the quarter ending on June 30, 2015.

•             Gross Merchandise Value (GMV): +25.8%

•    Marketplace share: 18.9% (+813 bp)

•             Net Sales: +17.5%

•             Total Traffic: +38.9% (396 million visits)

•    Mobile share: 36.9% (+1,212 bp)

•             Click-&-Collect: 20,493 pick-up points (+21.5%)

			Change
Cnova	2Q15	2Q14	Reported		Currency Neutral(1)
GMV(2) (€ millions)	1,154.1	967.8	+19.2%		+25.8%
Cdiscount (€ millions)	582.3	466.4	+24.9%
Cnova Brazil (€ millions)	571.7	501.4	+14.0%		+26.7%
Cnova Brazil (R$ millions)	1,945.5	1,536.1	+26.7%
Marketplace share of GMV (3)	18.9%	10.8%	+813	bp
Cdiscount	28.4%	18.5%	+991	bp
Cnova Brazil	8.9%	3.3%	+563	bp
Net sales (€ millions)	836.7	755.9	+10.7%		+17.5%
Cdiscount (€ millions)	373.2	328.1	+13.7%
Cnova Brazil (€ millions)	463.5	427.8	+8.4%		+20.5%
Cnova Brazil (R$ millions)	1,577.4	1,309.5	+20.5%
Traffic (visits in millions)	396.0	285.2	+38.9%
Cdiscount (visits in millions)	184.1	125.2	+47.0%
Cnova Brazil (visits in millions)	211.9	160.0	+32.5%
Mobile device share of traffic	36.9%	24.7%	+1,212	bp
Cdiscount	46.9%	35.2%	+1,169	bp
Cnova Brazil	28.2%	16.6%	+1,160	bp
Click-&-Collect pick-up points	20,493	16,868	+21.5%
Active customers(4) (millions)	15.0	12.3	+22.8%
Number of items sold (millions)	14.7	11.6	+26.3%
Orders(5) (millions)	8.8	6.9	+27.3%

2nd Quarter 2015 Highlights

•                  GMV amounted to €1,154 million for the quarter, increasing 25.8% on a currency neutral basis compared to the same period one year ago. After taking into account the exchange rate impact of (6.5)%, GMV grew by 19.2%. At Cdiscount, total GMV was up 24.9%, while at Cnova Brazil it increased by 26.7% on a currency neutral basis.

•                  Marketplace GMV as a percentage of total GMV reached 18.9%, up 813 basis points compared to the 2nd quarter of 2014. During the twelve month period ending June 30, 2015, active marketplace sellers increased by +117.6% to almost 10,000 while the number of marketplace product offerings expanded from 9.9 million to 20.1 million (+103.6%).

•                  Net sales totaled €837 million, up 17.5% on a currency neutral basis compared to the 2nd quarter of 2014. The growth rate was 10.7% after taking into account the negative exchange rate impact of (6.8)%.

•                  Net sales at Cdiscount were up 13.7% on a high comparison basis and benefitted from new international operations (+2.7%). Direct sales in the home furniture, household appliance and smartphone categories (approximately 60% of direct sales) contributed double-digit growth in the quarter. Audiovisual net sales were soft compared to the 2nd quarter of 2014. Marketplace revenue increased +112.2%, while advertising sales were up 39.2%. Net sales from international operations were driven primarily by activity in Colombia, Thailand and Vietnam.

•                  Net sales at Cnova Brazil increased by 20.5% (in local currency) in a deteriorating Brazilian macroeconomic environment. A good level of direct sales of smartphones, home appliances and PC’s was partially offset by flat television sales. Mobile sales benefitted from a successful re-launch of Casas Bahia mobile site.

•                  Traffic was up close to 39% compared to the same period one year ago. This was due primarily to:

•                  Cnova’s price positioning in its markets,

•                  the growing success of the Click-&-Collect (C&C) delivery option,

•                  the “preferred customer” service in France, Cdiscount à volonté,

•                  the search engine optimization (SEO) of Cnova’s websites, and

•                  the strong growth of visits coming from mobile devices, which more than doubled year-over-year and now represents 36.9% of total traffic.

•                  More than 3,600 Click-&-Collect pick-up points were added to Cnova’s delivery network over the 12 month period beginning July 1, 2014. Cnova continues to leverage the store location footprint of its parent companies (which are part of Groupe Casino) as customers have shown they prefer the cost savings and rapid delivery of this option:

•                  more than 65% of orders at Cdiscount in France are delivered via C&C,

•                  the fast-track roll-out in Brazil that started at the end of 2014 has resulted in the establishment of more than 400 pick-up points since the beginning of 2015,

•                  at the end of June 2015, Thailand had 457 pick-up points while Colombia had 266.

Thanks to warehouse expansion capex made during the first six months of 2015, the following heavy product (weighing more than 30 kg) delivery enhancements are scheduled to be rolled-out during the fall of 2015:

•                  Same-day home delivery in metropolitan Paris and Lyon.

•                  Next-day delivery to all C&C pick-up points in metropolitan areas of Paris, Lyon, Lille and Marseille.

•                  Active customers and number of items sold increased by 22.8% and 26.3%, respectively, and are strongly correlated with the growth in marketplace GMV.

Footnotes:

(1)         Euro/Brazilian real average exchange rate for the 2nd quarter: 2014 = 3.06; 2015 = 3.40.

(2)         Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(3)         Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(4)         Active customers at the end of June having purchased at least once through our sites during the last 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(5)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 21 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Upcoming Events

Cnova plans to release second quarter 2015 financial results as follows:

Wednesday, July 22, 2015                  Cnova Second Quarter 2015 Financial Results after 16:00 ET / 22:00 CET

Thursday, July 23, 2015                              Cnova Second Quarter 2015 Conference Call and Webcast at 10:00 ET / 16:00 CET

Conference Call and Webcast connection details:

Webcast:                            cnova.com/investor-relations/events-and-presentations.aspx

Participant Dial-In Numbers:

Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1-877-407-0784
Toll	1-201-689-8560

Replay Dial-In Numbers:
Toll-Free	1-877-870-5176
Toll	1-858-384-5517

Available From:	July 23, 2015 at 13:00 ET / 19:00 CET
To:	July 30, 2015 at 23:59 ET
July 31, 2015 at 05:59 CET
Replay Pin Number: 13612210

Presentation materials to accompany the call will be available at cnova.com on July 23, 2015.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.

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Cnova Investor Relations Contact:

G. Christopher Welton

christopher.welton@cnovagroup.com

investor@cnova.com

Tel: +31 20 795 06 71

Media contact:

Cnova N.V.

Head of Communication: +33 6 80 39 50 71

directiondelacommunication@cnovagroup.com